Sit Investment Associates

April 2023 **GLOBAL INVESTMENT OUTLOOK AND STRATEGY**

- **Banking System Tested Once Again, but Better Prepared This Cycle**
- **Resilient U.S. Consumer Continues Pushing Out Recession's Arrival**
- **China's Economy Is Recovering, Offering a Relative Bright Spot**
- **Easing Inflation Into Second Half Should Lead to Less Restrictive Fed**
- **Diversification & Quality Key Tenets of Equity Strategy as GDP Slows**

Bank Fundamentals Weakening, but Capital Strength Should Limit Fallout

1 Unparalleled Failure of Two Mid-Size Banks

U.S. Bank Failures



Total Assets*, $B, LHS   # of Bank Failures, RHS

2 Sunk Bank Stocks Already Under Pressure

Bank Relative Performance vs. 10-Year U.S. Treasury Yield



3 But High Capital Positions Provide Support

U.S. Banks' Common Equity Tier 1 Capital
% of Risk Weighted Assets



4 And Stable Facility Usage Bringing Calm

Federal Reserve Facility Usage
$ Billion



Sources: FDIC, Federal Reserve, FactSet, Federal Reserve Bank of New York, 4/7/23

Current U.S. Banking Stress in a Nutshell

① Bonds Plunged as Fed Hiked Aggressively

Bloomberg U.S. Aggregate Bond Price Index



Fed Funds Avg. Target Rate

Source: Bloomberg, Federal Reserve, 3/31/23

② Which Devalued Banks' Bond Portfolios

<u>Unrealized</u> Gains (Losses) on Investment Securities
FDIC-Insured Institutions, $ Billion



Source: FDIC, 3/31/23

③ Leading to Liquidity & Solvency Concerns

Estimated Impact to CET1 Capital Ratio If Held-to-Maturity Securities Were Marked to Market (24 Largest U.S. Banks)

	4Q22	Req'd	Less HTM Loss		4Q22	Req'd	Less HTM Loss
SIVB	12.1%	7.0%	-0.2%	JPM	13.2%	12.0%	10.4%
BAC	11.2%	10.4%	4.6%	PNC	9.1%	7.4%	5.9%
C	12.2%	11.5%	6.7%	CFG	10.0%	7.9%	7.1%
ZION	9.8%	7.0%	2.4%	FITB	9.3%	7.0%	6.3%
BK	11.2%	8.5%	4.4%	FRC	9.2%	7.0%	6.5%
TFC	9.0%	7.0%	4.1%	RF	9.6%	7.0%	6.9%
STT	13.6%	8.0%	5.1%	MTB	10.4%	9.2%	9.3%
USB	8.4%	7.0%	4.3%	NTRS	10.8%	7.0%	7.1%
WFC	10.6%	9.2%	6.9%	SBNY	10.4%	7.0%	7.5%
KEY	9.1%	7.0%	4.9%	FHN	10.2%	7.0%	8.0%
HBAN	9.4%	7.8%	5.9%	BPOP	16.4%	7.0%	8.9%
CMA	10.0%	7.0%	5.3%	COF	12.5%	7.6%	9.7%

Source: RBC Capital Markets, 3/21/23

④ Especially as Depositers Tap or Move Funds

Deposit Growth Contracting



Deposit Rates* Unattractive



*Interest-Bearing

Risk of Bank Disintermediation



Deposits Are Also Less "Sticky"



Source: FDIC, Federal Reserve Bank of New York, ICI, 3/31/23

⑤ SIVB and SBNY Are Clear Industry Outliers



Source: RBC Capital Markets, 3/21/23

⑥ Bank Funding Needs Stabilized Post-Spike

Federal Home Loan Bank Debt Issuance
Daily, $ Billion



Source: Federal Home Loan Bank, 4/6/23

Banks Can Muddle Through with Fed's Help

The U.S. banking sector's better capital position, more conservative reserving and underwriting practices, and usage of the Federal Reserve's (Fed) enhanced liquidity measures should be sufficient for it (and the economy) to withstand a recession. Still, the looming rise in credit issues linked to rising interest rates and waning growth will test the banking system. In addition, higher default rates and the potential fallout (i.e., higher withdrawals, funding costs, & regulations) from the two latest bank failures may force banks to tighten loan standards significantly, leading to a credit crunch. Still, the current backdrop differs materially from the '07-'08 financial crisis when banks were highly levered to bad assets and an overvalued housing market. Even so, the Fed had a pivotal role in creating and then working to resolve the problems in the two recent episodes of banking stress.

A significant portion of the $11 trillion in Covid-related fiscal and monetary stimulus flooded the U.S. banking system via higher deposits. Consequently, commercial bank deposits surged to a peak of $18.4 trillion (or 29 percent above the pre-Covid trend) in April 2022 from $13.3 trillion at the end of 2019. The subsequent credit growth and drawdown in excess savings fueled multi-decade-high inflation against widespread supply/labor constraints, obliging an initially reluctant-to-act Fed to tighten extremely aggressively. The spike in rates then led to a substantial decline in the market value of long-duration assets, leaving banks with massive unrealized losses. As a bank's held-to-maturity securities are not marked to market, losses (the dynamite) will threaten its capital only if the assets are sold prematurely to fund things such as high deposit withdrawals (the match).

Uninsured deposits account for around one-half of the combined liabilities of U.S. commercial banks, making many institutions vulnerable to runs. Moreover, banks are overly reliant on cheap demand deposits, with time deposits (e.g., CDs) comprising less than 10 percent of total deposits. For instance, the national average rates on interest-bearing checking and savings deposits are around +0.06 and +0.37 percent, respectively, versus +4.5 percent for money market funds. Unsurprisingly, banks are experiencing disintermediation as funds flow out of deposits and into higher-yielding opportunities elsewhere. Ironically, money markets funds give much of that cash back to the Fed via its reverse repo facility. Once a little-used "emergency" program, the facility has ballooned to over $2.2 trillion and pays a rate of +4.8 percent to eligible participants (mostly money market funds). In effect, the Fed is enabling disintermediation.

Significant losses within its bond portfolio, detrimental asset-liability duration mismatches, sizeable uninsured deposits, and a very concentrated customer base made Silicon Valley Bank (SVB) particularly vulnerable to the run on deposits that caused its insolvency. Specifically, SVB was unprepared for the magnitude of withdrawals as tech industry layoffs grew, firms struggled to secure financing, and word spread that trouble was brewing at the bank. As a result, SVB sold bonds at a loss to cover withdrawals, with news of a failed capital raise needed to maintain required ratios galvanizing a doom loop. Given its similarly high amount of uninsured deposits, Signature Bank also suffered from a crisis of confidence after the seizure of SVB on March 10, with regulators closing that bank on March 12 following a considerable outflow of deposits.

On March 12, the Treasury, Fed, and FDIC guaranteed that all SVB and Signature Bank depositors would be made whole. Yet, the announcement did little to bolster confidence in the banking system or mitigate the risk of contagion – and Swiss regulators' forced marriage of UBS and Credit Suisse just days later exacerbated fears. While some have floated the idea, lifting the $250,0000 insurance cap or guaranteeing all deposits will take an Act of Congress.

Act of Congress Needed to ↑ Deposit Insurance

	Agency	Source of funds*	Strength of Protection	Banks Covered	Extra approval needed
Deposits under $250k					
Standard policy ("Least Cost Method")	FDIC	DIF	Explicit	All banks	None
Deposits over $250k					
Standard policy ("Least Cost Method")	FDIC	DIF	Partial**	All banks	None
SRE	FDIC	DIF	Implicit	Closed banks only***	FDIC/Fed/Treasury
LED	FDIC	New fund	Explicit	All Banks	Congress****
Potential Treasury program	Treasury	ESF	Explicit	Participating banks	None
Raise $250k cap	FDIC	DIF	Explicit	All banks	Congress****

Source: Goldman Sachs, 4/3/23

In the meantime, usage of the Fed's discount window, which supplies short-term liquidity, spiked to levels not witnessed since 2008. To address mounting liquidity pressures, the Fed also created the Bank Term Funding Program, which offers loans of up to one year in length. Vitally, banks can pledge collateral at par value to avoid selling those assets in times of stress. Thankfully, the banking system (and investor/ depositor fears) appear to have stabilized in the last two weeks. However, by no means are banks in the clear.

The potential for negative feedback loops is a material risk when the banking system is under stress, whereby tighter credit conditions, lower asset prices, and weaker economic growth take hold concurrently. Commercial real estate (CRE) is particularly at risk, as an estimated $2.5 trillion of $4.5 trillion in total outstanding debt is due over the next five years. Companies financed much of the maturing debt at significantly lower interest rates than currently available. If poor-performing properties cannot refinance their debt, foreclosures or forced asset sales at depressed levels will force banks and other debt holders to take significant losses. This risk is especially acute in the office real estate market, where work-from-home trends have markedly reduced property demand.

Based on the Fed's H.8 report, U.S. commercial banks hold roughly $2.9 trillion in CRE loans or $2.3 trillion, excluding those secured by multi-family properties. As a proportion, these figures equate to 24 and 19 percent, respectively, of total loans outstanding. Yet, small- and medium-sized banks' exposure to CRE is considerably higher than large peers. Specifically, banks outside the top 25 have a 67 percent share of CRE loans. In other terms, CRE represents 44 percent of total loans (or 28 percent of assets) for small banks versus 13 percent (or 7 percent) for large banks. The loan-to-deposit ratio is about 80 percent for small banks against 61 percent for large banks, and loans have risen at an annualized pace of +9.2 percent over the last three years at small banks versus +3.7 percent at large banks.

Smaller Banks Vulnerable to CRE Weakness

U.S. Small Banks' Share of Commercial Real Estate Loans*



*Domestically-chartered banks outside the top 25

Source: Federal Reserve, 3/31/23

Despite the fairly idiosyncratic causes of SVB's collapse, the event exposed sector weaknesses attributable to the Fed's aggressive tightening, such as underwater loans and unrealized securities losses. As a result, FDIC rates will rise, and there will probably be calls for accounting changes for held-to-maturity assets and stricter capital requirements. The Fed designed its stress tests to show what would happen to bank capital in a recession with significant loan losses and interest rate cuts rather than hikes – this could change. Also, regulators historically focused on capital and asset quality but will likely now include duration and liquidity in their risk assessment.

Increasing disintermediation, operating/funding costs, credit risk, and regulation may dampen lending activity in excess of what the Fed's Senior Loan Officer Opinion Survey signals already, resulting in a significant credit crunch and a deeper-than-expected downturn. Based on ADP data, firms with fewer than 250 employees are responsible for about 80 percent of private-sector jobs.

As small- and medium-sized firms will likely suffer the most from tighter lending conditions, a budding credit crunch could have a considerable chilling effect on the labor market and economic growth if non-bank lenders do not step in to fill the gap.

Loan Growth Poised to Contract in Late 2023

U.S. C&I Credit Standards vs. Loan Growth



Source: Federal Reserve, 3/31/23

Taxable bond portfolios underweighted banks for some time, and we further cut exposure as the issues at SVB came to light. We are also selectively decreasing credit risk outside banking. Spreads on bank bonds are wider than before the SVB collapse, and we believe sector risk will remain elevated. In addition, we expect banks will continue to tighten credit standards, leading to weaker economic growth. We have also been concerned about commercial real estate (CRE) for several quarters and, as a result, have avoided REIT and non-agency CMBS investments. Finally, on top of reducing credit risk, we increased the liquidity and duration of portfolios.

Equity portfolios are underweight bank stocks, as vital earnings drivers (i.e., credit, net interest margins, loan growth) will weaken in the quarters ahead. In addition, while eventual Fed rate cuts may help reduce losses in securities (and loan) portfolios, they may further stress bank earnings as declining lending rates are unlikely to be accompanied by lower deposit costs, at least initially. Many banks may also temporarily table capital returns, including stock repurchases, an essential element of the investment thesis. Notably, the potential severity of the downturn in the credit cycle is a significant uncertainty.

Still, we believe attractive investment opportunities are emerging in other sub-industries, given the broad sell-off in financials. For example, investment banks have strong capital positions and less direct exposure to possible credit problems. Capital markets activity should also bounce from depressed levels once the Fed eases. Next, trust banks and wealth management companies are well-capitalized, fee-based, and have limited credit risk. Lastly, P&C insurers are profiting from a "hard" market for commercial insurance rates and possess less asset leverage (and credit risk) than other financials.







Ever-Resilient U.S. Consumer Continues Pushing Out Recession's Arrival

Almost every leading indicator we track decisively signals the U.S. economy should already be in a recession or that one is imminent. For example, the Conference Board's Leading Economic Index has fallen for eleven consecutive months, and its recession model indicates a 99 percent chance of one within the next twelve months. Tightening credit standards also foreshadows a contraction in bank loans and business activity. The possible fallout from the most recent U.S. bank failures (i.e., higher deposit withdrawals, cost of funds, and regulations) may force banks to curb lending still more, leading to a credit crunch. In addition, sticky core inflation will keep the Federal Reserve (Fed) restrictive, even as economic growth falters. The more rate-sensitive areas of the economy are already contracting in succession. Nonetheless, for now, the virtuous cycle of resilient consumer spending and job growth underpins still-solidly-positive economic growth. The Atlanta Fed's GDPNow model signals first-quarter 2023 real GDP growth of +2.2 percent annualized, with consumer spending contributing +275 basis points (Exhibit 1). The U.S. can avert a recession if the consumer, still armed with sizable excess savings, hangs tough. However, given gathering headwinds, consumers could be one of the next dominoes to topple.

Shift from Virtuous to Vicious Cycle of Consumer Spending Looming

Like the Little Engine That Could, consumers keep chugging upward, with real spending rising in line with its pre-Covid trend growth rate of around +2.5 percent in the face of multi-decade-high inflation. Against constrained supply, the $11 trillion in Covid-induced stimulus not only sparked an inflationary feedback loop but also shielded consumer spending from its ill effects. We estimate households have drawn down more than half of the roughly $2.2 trillion in direct-payments-aided "excess savings" amassed during the pandemic to offset inflation. Robust job and wage growth have also buoyed consumer spending. However, tightening credit conditions suggest the economy will soon start shedding jobs, while other indicators point to slowing wage growth (Exhibit 2). As a result, consumers will cut spending against sticky inflation and rising job uncertainty, completing the shift to a vicious cycle from a virtuous one. Still, absent a policy error, signs point to a relatively mild recession: outside pockets within commercial real estate, there are no significant private sector excesses, household and corporate balance sheets are in good shape, and longer-term job market dynamics are favorable. Also, the estimated $1 trillion in residual excess savings will soften the blow, acting as an immunization against a downturn.

Sticky Inflation and Hawkish Fed Greatest Risk to Banking System and Economy

The economic outlook depends on whether the Fed can rein in inflation and keep credit flowing without slowing the economy too much to stick the (soft) landing. Unfortunately, as we have discussed before, the Fed has a less-than-auspicious record at doing so. After a series of hotter-than-expected inflation reports, financial markets priced in a terminal fed funds rate of around

Exhibit 1: U.S. Quarterly Real GDP Growth

Contribution to SAAR Q/Q% Change
8%
6%
4%
2%
0%
-2%
-4%
-6%
Real GDP
*Atlanta Fed's GDPNow Model
3.2%
2.6%
2.2%
-1.6%
-0.6%
1Q22
2Q22
3Q22
4Q22
1Q23e*
Govt. Spending
Net Exports
Inventory Chg.
Resi. Invest.
Nonresi. Invest.
Consumer

Source: BEA, Federal Reserve Bank of Atlanta, 4/10/23

Exhibit 2: Credit Standards vs. Payroll Growth

Net % Tightening*, Adv. 2 Qtrs., LHS
U.S. Payroll, 3MMA, RHS
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
500
400
300
200
100
0
-100
-200
-300
-400
Inverted Scale
* Senior Loan Officer Opinion Survey: Net Percent Tightening Standards for Commercial & Industrial Loans
1993
1998
2003
2008
2013
2018
2023

Source: Federal Reserve, Bureau of Labor Statistics, 4/7/23



+5.7 percent in early March, roughly implying an additional 100 basis points in rate hikes. Yet, the markets' expectations flipped following the failures of the Silicon Valley Bank and Signature Bank. Investors hoped the events would cause the Fed to pivot to rate cuts. As a result, the fed futures curve moved markedly lower by mid-March. Instead, the Fed raised rates by another 25 basis points on March 22, given persistent core inflation (Exhibit 3). As investors feared a hawkish Fed and banking stress would push the economy into a (possibly deep) recession, the rate hike drove a substantial flight to safety into Treasuries and cash. Accordingly, the 10-year U.S. Treasury yield fell to +3.49 percent at the end of March from a year-to-date peak of +4.08 percent on March 2. We believe the Fed is now in the final "tweaking" stage of tightening and will be much more data-dependent. Although "higher for longer" may be an underappreciated risk, easing core inflation into the second half also may lead to a somewhat less restrictive Fed.

Euro Area Averted an Energy Crisis, But Economic Growth Outlook Still Troubled

The Euro Area was on the precipice of a recession in late 2022 as the Russia-Ukraine stalemate, record inflation, monetary tightening, supply chain issues, and slowing global trade took a toll. However, thanks to Mother Nature, energy crisis fears have receded, and economic activity has rebounded. Warmer-than-seasonal weather and conservation efforts have slashed natural gas demand, with prices now below pre-invasion levels. Unsurprisingly, consumer confidence has bounced from an all-time low. The services sector has been the prime beneficiary of improved spirits, expanding again in the first quarter of 2023 after a five-month contraction in late 2022. Even so, the economy is not out of the woods. The manufacturing sector continues to languish, and leading indicators imply more downside. Also, while headline CPI has lessened somewhat on sinking energy prices, core CPI continues rising (Exhibit 4). And so, much like the Fed has done, the European Central Bank (ECB) has made inflation public enemy number one against a vulnerable economic backdrop. The ECB has lifted its main policy rate to +3.50 percent from zero since July 2022 and could hike rates by another 50 basis points before pausing. Similarly, Euro Area banks tightened credit standards substantially, further straining economic activity. Consequently, we expect relatively lackluster growth in 2023, although sizable excess savings could cushion the downside risk and eventually help support better growth.

Covid-Reopening Buoying Japan's Economy for Now, Risk of a Downshift

Japan's economy remains at two distinct speeds as the Covid-reopening lifts the services sector and slowing growth abroad weighs on manufacturing and exports. A late exit from pandemic-era restrictions underpins surging consumer demand for travel, leisure, and other outside-the-home activities. A rebound in tourism, further helped by eased restrictions for Chinese visitors in late February, also aids the recovery. However, subdued consumer confidence amid elevated inflation suggests an eventual ebbing. In the meantime, ongoing monetary tightening at major developed market trade partners implies limited scope for an export recovery. The anticipated boost to exports from China's reopening also has underwhelmed. The Bank of Japan (BoJ) appears poised to exit a long stretch of easing, adding domestic monetary policy as a headwind.

Exhibit 3: U.S. Core PCE Inflation (Y/Y%)



Source: Bureau of Economic Analysis, 3/31/23

Exhibit 4: Euro Area Core Consumer Inflation

Excluding Energy & Unprocessed Food, Y/Y Percent



Source: Eurostat, 3/31/23

Sit Investment Associates



New BoJ leadership with a freer hand for policy change, inflation reaching or exceeding the bank's +2 percent target across several measures, and an accumulation of adverse side effects from aggressive easing all argue for tighter policy. A pickup in wage gains, as indicated by recent labor union negotiations, could support the growth outlook, but the durability remains to be seen and runs counter to decades of wage growth inertia (Exhibit 5).

China's Economy Is Recovering, Offering a Relative Bright Spot

Following the government's dramatic pivot away from its strict zero-Covid policy and earlier-than-projected herd immunity, China's economy has reopened faster than many imagined. As a result, we believe the government's growth target of about +5.0 percent for 2023 could prove conservative (Exhibit 6). Improving January and February macro data confirm a reopening-driven rebound in domestic demand. In addition, the housing market, a top investor concern, showed visible improvement in the first two months of 2023, a trend we expect will continue. On the policy front, as the new economic team officially takes over, the policy mode is shifting to renewed focus on economic growth. The surprise reserve requirement ratio cut announced on March 17 was a clear signal of policy support. Still, we expect economic growth will be more organic than stimulus-driven this year. Coming out of a very challenging 2022 and assuming a gradual recovery of consumption, a moderate investment contribution, and a mild drag from exports, we project +5.5 percent GDP growth this year. Combining 2022 and our forecast for 2023 equates to average annual GDP growth of only +4.2 percent, notably slower than the pre-Covid trendline growth. Lastly, we believe the recent banking turmoil outside China represents another external uncertainty more than a risk of contagion to the domestic financial system.

Elevated Emerging Markets Inflation Delaying Interest Rates Cuts

Overall emerging markets inflation has peaked but remains elevated on high food and services prices. Accordingly, we have slightly increased our 2023 inflation forecast to +5.9 percent from +5.8 percent. Central banks must keep interest rates elevated and proceed cautiously with rate cuts despite recession concerns. For example, Brazil's central bank held its Selic rate at +13.75 percent for the fifth consecutive meeting due to high inflation. Brazil's February CPI of +5.6 percent was above the upper bound of the target band of +4.8 percent, indicating no room to cut interest rates soon. However, we expect inflation risks across emerging markets to subside in the second half of 2023 as supply chains continue to improve. We also revised our emerging markets 2023 GDP growth forecast to +4.2 percent from +3.8 percent due to China's quicker-than-expected reopening and pro-growth stance, domestic demand growth, and global interest rate cuts. In addition, emerging markets' fiscal accounts will further benefit from the weaker U.S. dollar and the -10 percent year-to-date decline in Brent crude oil. Still unknown is if the recent banking stress in developed markets will trigger a deep global economic recession and adversely impact growth in emerging markets. Given that developed market banking systems are well-capitalized and regulated, we expect only a modest growth impact.

Exhibit 5: Weighted Average Shunto Pay Hikes

Seniority Portion + Base Pay Hike



Source: BofA Securities, 3/30/23

Exhibit 6: China's Govt. Work Report Targets

	2021	2022	2023
Real GDP	>6%	≈5.5%	≈5.0%
Actual Real GDP	8.4%	3%	
Consumer Inflation	≈3%	≈3%	≈3%
Actual Consumer Inflation	0.9%	2%	
Urban New Emp. (Persons)	>=11mn	>=11mn	>=12mn
Actual New Employment	12.7mn	12.1mn	
Urban Survey Unemp. Rate	<=5.5%	<=5.5%	≈5.5%
Actual Unemp. Rate	5.1%	5.6%	
Fiscal Deficit (% of GDP)	3.2%	2.8%	3.0%
Actual Fiscal Deficit	3%	2.8%	
Total Social Financing Growth	Match GDP Growth	Match GDP Growth	Match GDP Growth
Actual TSF Growth	10.3%	9.6%	
Special Local Govt. Bond	3.65tn	3.65tn	3.8tn

Source: NPC Govt. Reports, JP Morgan, Barclays, 3/6/23

U.S. Macro: Other Notable Data Points

First Quarter Growth Stronger Than Expected

U.S. GDP Estimates: <u>1Q23E</u>
Q/Q SAAR Percent



Source: Federal Reserve Bank of Atlanta, FactSet, 4/10/23

Resilient Consumer Spending Buoying GDP

U.S. Real Personal Consumption Expenditures
Indexed, 12/31/12 = 100



Source: Bureau of Economic Analysis, 3/31/23

Tighter Credit Foreshadows Weaker Growth

U.S. Credit Standards vs. Real GDP Growth



Source: Federal Reserve, Bureau of Economic Analysis, 3/31/23

Most Leading Indicators at Recessionary Levels

U.S. Leading Economic Index
Six-Month % Change Annualized



The annualized 6-month rate of change has never dipped this low without a recession ensuing

Source: The Conference Board, 3/17/23

Falling Temp Jobs Bodes Poorly for Payrolls

U.S. Nonfarm Payrolls
Millions



Source: Bureau of Labor Statistics, 4/7/23

Rehire Proxy Suggests Wage Growth Will Drop

Wage Growth Tracker vs. Re-Hire Rate Proxy



Source: Piper Sandler, Bureau of Labor Statistics, Atlanta Fed, 3/31/23

Global Macro: Other Notable Data Points

The Global Tightening Cycle Has Likely Peaked



Source: World Bank, Bank for International Settlements, 3/31/23

High Interest Rates a Significant Headwind



Source: S&P Global, FactSet, 4/6/23

China's Growth Reliant on Consumer Spending



Source: National Bureau of Statistics, 3/31/23

China Facing Substantial Demographic Shifts



Source: Census Bureau, Shanghai Academy of Social Sciences, 12/31/22

M2 Fall Points to Weaker Euro Area Mfg. PMI



Source: European Central Bank, S&P Global, 4/3/23

Euro Area Natural Gas Stocks Well Positioned



Source: Gas Infrastructure Europe, 4/9/23



The End is Nigh. . . for Fed Funds Rate Hikes

We were hoping for calmer markets in 2023 after the difficulties of 2022. Yet, unfortunately, the impact of the extraordinary rise in interest rates over the past 12 months is reverberating through financial markets. A full year into the tightening cycle, the Federal Reserve (Fed) has rapidly raised the fed funds rate by +4.75 percentage points. Given the speed and ferocity of the increase in interest rates, the signs of distress have become increasingly evident – regional banks are just the latest casualties. Still, the Fed has cemented its focus on defeating inflation, no matter the cost. Given the recency of the banking debacle, many market participants were surprised by the 25 basis point hike in the fed funds rate at the March meeting. However, even with the rise in short-term rates, longer-term bond yields plummeted, signaling investors fear the Fed's aggressive stance will drive the economy into a deep recession. The emerging credit crunch can alleviate much of the inflation pressures the Fed has been targeting. At the meeting, Fed Chair Powell correlated the decline in economic activity due to a restrictive lending environment as the equivalent of an undetermined number of rate hikes. Even though monetary policy works with "long and variable lags," the Fed has continued its restrictive policies. However, we believe core inflation metrics will decline by the latter half of the year, resulting in a less restrictive Fed. As a result, we continue to be optimistic about bond market returns, with an emphasis on income and modest price appreciation.

Rising Interest Rates and Deposit Outflows Cause Turmoil for Banks

The rapid rise in interest rates has highlighted banks' challenges in managing interest rate risk and liquidity demands (see our Special Topic at the front for more details). While the specific circumstances surrounding Silicon Valley Bank (SVB) and Signature Bank are unique in some aspects, it has sparked fear of contagion across the sector. Moreover, the Swiss bank regulator's forced merger of UBS and Credit Suisse and controversial decision to write down $17 billion of AT1 bonds exacerbated investors' fears and weighed on financial sector spreads. Thus far, deposit outflows and unrealized losses in securities have triggered the recent bank turmoil, but there is growing investor unease around banks' exposure to commercial real estate (CRE). An estimated $2.5 trillion of $4.5 trillion in total CRE outstanding debt is due over the next five years, much of which firms financed at significantly lower interest rates. Moreover, while new investment-grade bond issuance has been robust lately, banks have been noticeably absent. As a result, we expect lending growth to slow as banks focus on strengthening their balance sheets, leading to weaker economic growth. In terms of positioning, portfolios have been underweight bank bonds for some time, but we further decreased exposure to the sector as the troubles at SVB came to light. We are also selectively reducing credit risk outside the banking sector and positioning portfolios to outperform as credit spreads widen.

Taxable Fixed Income Strategy

Uncertainty surrounding the health of banks ratcheted up volatility in fixed-income markets, particularly within the corporate bond market. Solving the budding banking crisis is necessary to reduce volatility and credit spreads. After suffering significant unrealized losses from higher interest rates, banks require additional capital to give them the ability and willingness to lend. We believe the Fed and the FDIC will eventually get it right, but an increase in bank spreads is likely until they do. Accordingly, we have raised credit quality, reduced exposure to financials, and extended duration longer than benchmarks. Yet, we believe there will be a tremendous opportunity in corporate bonds, particularly within the financial sector, once investors regain confidence in the banking industry. As a result, we positioned portfolios with strong liquidity so we can "pounce" once the banking system raises capital. Furthermore, with the expected cooling of the economy and inflation, we expect the Fed to pivot in mid-2023 and potentially cut rates by year-end. In this scenario, Treasury yields will decline, and the yield curve should begin to normalize back to its more traditional upward-sloping shape. Consequently, we expect to maintain portfolio durations longer than benchmarks to benefit from the likely bond market rally. We also expect higher portfolio yields than we have seen in years to add nicely to fixed-income investor returns.



Tax-Exempt Bond Market Continues Its Moderate Rebound

The tax-exempt bond market posted a second consecutive positive quarter, with the Bloomberg Municipal Bond Index returning +2.8 percent in the first quarter of 2023. The performance of the Index was comparable to that of other major domestic bond markets. Moreover, the solid start to 2023 follows the fourth quarter of 2022's +4.1 percent return, bringing the six-month return to +7.0 percent. Longer duration bonds and lower investment grade quality (i.e., BBB- and A-rated) outperformed in the first quarter, with the housing, hospital, and transportation credit sectors producing the highest first-quarter returns.

Municipal Market Experiences Volatility

While it ended on a positive note, considerable volatility characterized the first quarter of 2023. The yield on AAA 10-year General Obligation bonds fell by -0.44 percent in January, rose by +0.40 percent in February, and then fell again in March by -0.32 percent to close the quarter at +2.27 percent. This seesaw pattern resulted from shifting investor outlooks for the economy, Federal Reserve actions on interest rates, and banking system stability. Nonetheless, the ratios of municipal bond yields to those of corresponding U.S. Treasuries stayed in a relatively narrow range through the quarter. Regional bank failures have also had no direct impact on municipal bond credit. Moreover, state and local governments are well positioned for a mild or moderate recession, with reserve funds at all-time highs. Lastly, after record outflows in 2022, municipal bond mutual funds had a neutral balance of flows in the first quarter of 2023.

Below Average Supply Supports Municipal Bond Performance

New issues of municipal bonds declined -27 percent year over year in the first quarter of 2023. A trend of sharply reduced issuance became pronounced in the second half of 2022, as higher interest rates began to curtail issuer refunding opportunities and raise borrowing costs. As a result, we expect below-average supply to be the norm through 2023. However, low issuance should offer fundamental support for municipal bond valuations, especially in the late spring and summer months which traditionally have the highest seasonal reinvestment flows.

Muncipal Fixed Income Strategy

Market volatility may remain heightened over the near term as the Federal Reserve reaches the much-anticipated culmination of its tightening cycle. In addition, a potential recession in 2023 could increase municipal bond prices, as the outlook for lower interest rates would gain added credibility. In any event, the behavior of the Treasuries will continue to influence the municipal market greatly. Our continued focus on high current income generation and relative value opportunities in specialized sectors should position us well in this market environment.

Exhibit 7: Municipal Bond Index Returns (%)

	1Q23	4Q22		1Q23	4Q22
Muni Bond	2.78	4.10	GO Bond	2.59	4.19
3-Year	1.35	2.08	Revenue Bond Index	2.96	4.21
5-Year	1.93	3.05	Electric	2.46	3.71
7-Year	2.30	3.67	Hospital	3.20	4.80
10-Year	2.76	4.49	Housing	3.42	4.02
Long	4.27	5.19	IDR/PCR	2.18	3.22
AAA	2.50	4.29	Tranportation	3.20	4.00
AA	2.65	4.13	Education	2.77	4.35
A	3.01	3.98	Water & Sewer	2.52	4.06
BAA	3.71	3.88			

Source: Bloomberg, 3/31/23

Exhibit 8: Municipal Bond Issuance ($B)



Source: The Bond Buyer, 3/31/23

Fixed Income: Other Notable Data Points

Flight to Safety Shifted Yield Curve Downward

U.S. Treasury Yield Curve



	1M	3M	6M	1Y	2Y	3Y	5Y	7Y	10Y	30Y
12/31	3.99	4.41	4.66	4.73	4.42	4.24	4.00	3.97	3.88	3.97
3/31	4.49	4.75	4.89	4.67	4.06	3.83	3.61	3.56	3.49	3.69
	0.50	0.34	0.23	-0.07	-0.36	-0.41	-0.40	-0.41	-0.38	-0.28

Source: FactSet, 3/31/23

Deepest Yield Curve Inversion in Over 40 Years

U.S. Treasury Spreads



Source: FactSet, 3/31/23

Fed Funds Futures Dropped on Recession Fears

Fed Funds Futures Curve
Implied Fed Funds Rate



Source: CME Group, 3/31/23

Banking Bond Spreads Should Widen Further

Bloomberg U.S. Investment Grade Bond Index Spreads
Basis Points



Source: Bloomberg, 3/31/23

HY Credit Default Rates Likely Headed Higher

C&I Loan Standards vs. Speculative-Grade Default Rates



Source: Federal Reserve, Moody's Investors Services, 3/31/23

HY Spreads Will Widen Again as Defaults Climb

ICE BofA U.S. High Yield Spreads vs MOVE Index*

*Normalized implied volatility on one-month U.S. Treasury options



Source: ICE BofA, Bloomberg, 3/31/23



Market Shifting Between Risk-On, Risk-Off, and Sell-Off Amid High Uncertainty

Stock markets burst out of the blocks in 2023, with the S&P 500 Index and the MSCI AC World Index rallying +8.9 percent and +8.4 percent, respectively, through February 2. An anticipated end of Federal Reserve interest rate hikes, renewed hopes for a soft landing or shallow recession in the U.S., China's faster-than-expected reopening, and a better economic outlook for Europe lifted investor confidence. However, equities retraced much of their earlier gains in February as hotter-than-expected U.S. job growth and inflation led investors to reverse course and price in a higher peak fed funds rate. The markets' tone shifted again after the failures of the Silicon Valley Bank and Signature Bank and the Federal Reserve's rate hike in March. A flight to safety on heightened recession fears drove the 10-year U.S. Treasury yield to +3.49 percent at the end of March from a year-to-date peak of +4.08 percent on March 2. The yield drop helped longer-duration technology stocks and boosted broad equity indices. As a result, the S&P 500 finished 2023's first quarter with a +7.5 percent year-to-date return. Still, the nature and composition of the late March rebound differed materially from the January one. In a broad "risk-on" trade, heavily shorted low-quality stocks led the January rally. Conversely, a handful of technology stocks drove large-cap indices higher in March as investors stayed cautious (Exhibit 9).

Corporate Earnings Have Held Up, but Forward Estimates Are Still Too Optimistic

The large swings notwithstanding, equity markets have faired relatively well this year because corporate earnings have done the same. Calendar fourth quarter 2022 earnings came in better than many had feared, with 68 percent of S&P 500 constituents beating the consensus forecast versus the 10-year average of 73 percent. Moreover, while bottom-up earnings fell -3.5 percent year over year as profit margins continued to contract from a record high in the second quarter of 2021, nominal sales grew +7.0 percent. Yet, for every company that gave above-consensus guidance, two gave below-consensus. Accordingly, bottom-up estimates imply year-over-year S&P 500 earnings growth of +1.8 percent in 2023, down from +5.1 percent at the start of the year. Again, investors had feared an even bigger estimate cut, as inferred by the market low in October 2022. Given still-resilient GDP growth, we expect another set of decent profit reports for the first quarter of 2023. However, we believe consensus estimates are still too optimistic, especially for the second half of 2023. Even in mild profit recessions, S&P 500 earnings historically contract an average of -10 percent, implying next-twelve-month earnings per share of $190 versus the current consensus of $229 (Exhibit 10). Investors seem intent on looking past looming downward revisions but could lose courage if earnings disappointments stack up.

After Discounting Recession Early, Investors Now Fear Missing Out on Rally

The "fear of missing out" has replaced "there is no alternative" as the favorite maxim explaining stock market resiliency against shifting risks and uncertainties. While bonds are now a sound

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Exhibit 9: Equity Index Total Returns by Month



Source: FactSet, 3/31/23

Exhibit 10: Economic vs. Earnings Recessions

Peak-to-Trough GDP, EPS, & S&P 500 Price Declines
Percent



Source: FactSet, 3/31/23



alternative to stocks, flows into global equity funds remain positive. A cumulative $15.4 billion has flowed into equity mutual funds and ETFs worldwide year to date, bringing the total since April 2020 to an astonishing $1.5 trillion. However, this year, there has been a modest shift to emerging markets funds from developed markets (mainly U.S.) funds. The favorable flows do not jibe with investors' pessimistic sentiment. Investor Intelligence's advisor bull-to-bear ratio is at the low end of its historical range, and so is State Street's Global Investor Confidence Index. The NAAIM Exposure Index, which tracks active managers' portfolio positioning, also shows a relatively low exposure to risk. Overly cautious investor sentiment can be a good contrarian buying opportunity. Moreover, the fear-of-missing-out investors believe it best to look through near-term earnings risk than to miss out on big rallies, and there is lots of data to support this conclusion. Yet, with U.S. households' allocation to stocks at historically high levels, there is a sizable risk of outflows in a recession. While stocks discount a lot of negative news, markets will stay volatile until there is more economic/policy clarity and earnings revisions bottom. As a result, we believe diversification and picking high-quality stocks are vital for outperformance.

Global Equity Strategy

Stock selection is essential against optimistic earnings expectations, either by identifying firms where valuations already discount weak earnings or those with strong earnings visibility. The technology sector, for example, continues to produce healthy profits as secular drivers (e.g., AI, cloud, automation) and cost-cutting prove enough to overcome softer overall capital spending. Given compelling valuations and earnings projections that appear reasonable given the sector's muted correlation to economic conditions, healthcare stocks are also attractive. We also expect investors will favor dividend-paying stocks again, especially given attractive relative valuations and prospects for a recession and sustained market volatility. After outperforming on a relative basis in 2022, dividend payers lagged the overall market in the first quarter of 2023. Yet, macro influences on key dividend-paying sectors explain much of the year-to-date underperformance. For instance, investor hopes in early 2023 for a soft landing weighed on defensive groups such as utilities and staples, low oil prices hurt energy, and banking turmoil pressured financials. Also, following a challenging 2022, a significant rotation into technology, including many high-profile, non-dividend-paying stocks, stifled the relative performance of dividend payers. Given such, we used first-quarter weakness to bolster positions in high-quality stocks within several groups, including defense, HMOs, medical devices, P&C insurance, beverages, and energy.

As for international portfolios, we are positive on equities in South Korea, Singapore, India, and Australia on improving economic and earnings growth. Asia's (ex-Japan) economic growth is forecast at +5.1 percent in 2023, up from +3.8 percent in 2022, on stronger growth from China, India, and ASEAN. On the other hand, we expect Latin America GDP to slow to +1.0 percent in 2023 from +3.8 percent in 2022 as Mexico's economy is affected by slower economic growth in the United States and Brazil's economy is impacted by continued tight monetary policy. EM equity valuations are reasonable, as the MSCI Emerging Markets Index is trading at a 2023 forward price-to-earnings ratio of 11.8 times, in line with its 10-year average. Furthermore, MSCI 2023 earnings per share revisions over the last month have been minimal, at -3.6 percent. We maintain a balanced portfolio of cyclical/secular growth and defensive stocks. Favored industries/themes include financials, e-commerce, gaming (and other re-opening plays), renewable energy, technology, and basic materials.

We also maintain an overweight position in Chinese stocks. Following a sharp rally beginning in November, the MSCI China Index pulled back in late January amid re-escalated U.S.-China tensions and the banking turmoil in the U.S. and Europe. Even so, we are positive on Chinese equities following the recent market consolidation and recovery in China's economy, which will be largely independent of the global cycle. Moreover, given the market pullback, valuations are attractive again. That said, investor sentiment could remain fragile amid still high geopolitical tensions and lingering banking uncertainties in the West. As a result, we maintain a diversified portfolio. We favor the earnings recovery themes and retain portfolio positions in online travel, restaurants, Macau gaming, life insurance, and the internet. We also prefer defensive exposure in consumer staples, healthcare, and utilities.

Global Equities: Other Notable Data Points

Consensus Estimates Are Still Too Optimistic



Legend:
- Non-PMI Leading EPS Indicator, 12M Lead
- Actual S&P 500 LTM EPS Growth Y/Y
- Consensus

Source: Morgan Stanley, 4/2/23

Market Discounted EPS Risk Earlier Than Usual

Date Peak - Trough	Price Level High	Price Level Low	% Down	Days to Trough	Recess. Start
Jun-48 - Jun-49	17	14	-21%	363	Nov-48
Jul-57 - Oct-57	49	39	-21%	99	Aug-57
Nov-68 - May-70	108	69	-36%	543	Dec-69
Jan-73 - Oct-74	120	62	-48%	630	Nov-73
Nov-80 - Aug-82	141	102	-27%	622	Jul-81
Jul-90 - Oct-90	369	295	-20%	87	Jul-90
Mar-00 - Oct-02	1,527	777	-49%	929	Mar-01
Oct-07 - Mar-09	1,565	677	-57%	517	Dec-07
Feb-20 - Mar-20	3,386	2,237	-34%	33	Feb-20
Average (ex. Tech & Housing Bubbles)			-29%	340	
Median (ex. Tech & Housing Bubbles)			-27%	363	
Jan-22 - Oct-22	4,797	3,577	-25%	282	??

Source: FactSet, 3/31/23

Market Timing Can Lead to Missing Best Days

S&P 500 Returns, Ex. 10 Best & 10 Worst Days per Decade

Decade	Price Return	Ex. Best 10 Days	Ex. Worst 10 Days	Ex. Best/Worst 10 Days
1930	-42%	-79%	39%	-50%
1940	35%	-14%	136%	51%
1950	257%	167%	425%	293%
1960	54%	14%	107%	54%
1970	17%	-20%	59%	8%
1980	227%	108%	572%	328%
1990	316%	186%	526%	330%
2000	-24%	-62%	57%	-21%
2010	190%	95%	351%	203%
2020	25%	-30%	140%	33%
Since 1930	18,761%	33%	4,049,834%	28,450%

Source: BofA Securities, 3/29/23

S&P 500 Composition Still Highly Concentrated

Top Five Constituents as a % of S&P 500 Market Cap



Source: BofA Securities, FactSet, 4/5/23

Global I.I. Positioning a Risk & an Opportunity

State Street Global Institutional Investor Confidence Index



Index measures institutional investor confidence quantitatively based on % allocation to equities

Source: State Street, 3/31/23

But Retail Outflows a Potential Major Headwind

U.S. Household Net Equity Demand
$ Billion



Source: Goldman Sachs Research, 3/22/23

Sit Investment Associates

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